UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated April 2, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the filing of its 2025 Annual Report and Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: April 2, 2026

Pharming Group announces the filing of its 2025 Annual Report and Form 20-F

Leiden, the Netherlands, April 2, 2026: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) today announced the filing of its Annual Report for the year ended December 31, 2025. The Annual Report is available at annualreport.pharming.com and under Investors/Financial documents on the Pharming.com website.
The Company also announced the filing of its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The 2025 Annual Report on Form 20-F can be found under Investors/SEC filings on Pharming.com and through the SEC website once it has been filed.

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are developing and commercializing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with a significant proportion of its employees based in the U.S.

For more information, visit www.pharming.com and find us on LinkedIn.

For further public information, contact:
Investor Relations
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

Media Relations
Global: Saskia Mehring, Corporate Communications Manager
T: +31 6 28 32 60 41
E: media.relations@pharming.com

U.S.: Ethan Metelenis (Precision AQ on behalf of Pharming)
T: +1 (917) 882-9038

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27